April 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:     Brian Cascio
Christie Wong
Re:    Seer, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39747
Dear Mr. Cascio and Ms. Wong:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2022, to Omid Farokhzad, M.D., Chief Executive Officer of Seer, Inc. (the “Company”) regarding the Annual Report on Form 10-K, File No. 001-39747, filed by the Company on March 1, 2022 (the “Annual Report”).
This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Page numbers refer to page numbers in the Annual Report.
Note 5. Revenue and Deferred Revenue, page 104
1.Please tell us your consideration of the guidance in ASC 606-10-50-5 related to disaggregation of revenue.
The Company respectfully acknowledges the Staff’s comment and confirms that pursuant to ASC 606-10-50-5 and ASC 606-10-55-89, it considered the appropriate level of revenue disaggregation to depict the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors.
In addition, the Company considered factors laid out in ASC 606-10-55-90 for selecting the type of categories to disaggregate revenue, including (a) disclosures presented outside the financial statements (for example, in earnings releases and annual reports, or earnings calls), (b) information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments, and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company to make resource allocation decisions or analysts and investors to evaluate the Company’s financial performance.
In accordance with ASC 606-10-55-90 (a) and (c), the Company notes that the revenue disclosures presented by the Company outside the financial statements, including in the

Company’s earnings releases, are disaggregated by category of revenue, including product, service and grant and other revenue.
In accordance with ASC 606-10-55-90 (b) and (c), the Company notes that the CODM reviews the Company’s operations on a consolidated basis to evaluate the Company’s financial performance as the Company operates as a single operating segment. Revenue is provided to the CODM on a consolidated basis by category of revenue, including product, service and grant and other revenue.
The Company also referred to ASC 606-10-55-91 and considered examples that this standard indicates may be appropriate for disaggregation purposes, including (a) type of good or service (for example, major product lines), (b) geographical region (for example, country or region), (c) market or type of customer (for example, government and nongovernment customers), (d) type of contract (for example, fixed-price and time-and-materials contracts), (e) contract duration (for example, short-term and long-term contracts), (f) timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time), and (g) sales channels (for example, goods sold directly to consumers and goods sold through intermediaries). Accordingly, the following summarizes the Company’s analysis of the aforementioned examples:
(a) Type of good or service. The Company’s revenues are generated from the sale of products and services, and from grant and other revenue. Therefore, revenue is disaggregated by product, service (of which related-party revenue is presented separately), and grant and other revenue on the face of the consolidated statements of operations and comprehensive loss (page 88).
(b) Geographical region. The Company also considered the geographical dispersion of the revenues and directs the Staff’s attention to the disclosure of revenue generated outside the United States in Note 5 (page 104).
(c) Market or type of customer. The Company’s customers are in the proteomics and genomics markets. The Company directs the Staff’s attention to the disclosure in Note 2 regarding the number of customers that represented more than 10% of the Company’s consolidated total revenue for 2021 (page 92).
(d) Type of contract. The majority of the Company’s contracts have similar terms and conditions and reflect transaction price-based agreements which are fixed in price.
(e) Contract duration. The Company’s revenue contracts are typically short-term in nature.
(f) Timing of transfer of goods or services. As discussed in Note 2, the Company recognizes the majority of its revenue at a point in time when control is transferred to the customer (page 96).
(g) Sales channels. The Company’s products and services are primarily sold to customers directly.
As our business continues to grow and diversify, we will continue to review our disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur over time to the underlying economic nature of our agreements and the impact to our consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

Note 10. PROGNOMIQ, INC., page 110
2.Please tell us your consideration of providing summarized financial information for your equity method investment in PrognomIQ, Inc. pursuant to Rule 4-08(g) of Regulation S-X.

The Company respectfully advises the Staff that it has considered Rule 4-08(g) of Regulation S-X, as amended in May 2020, when determining whether it was necessary to present summarized financial information for PrognomIQ, Inc (“PrognomIQ”). The Company’s interest in PrognomIQ was 19% with an original equity method investment of $50,000. Subsequent to the investment date in August 2020, the investment incurred losses commensurate with the Company’s percentage ownership, rendering the carrying value at each of the fiscal year end periods presented in the Annual Report to be nil. Therefore, the equity method investment was deemed to be immaterial to both the Company’s and PrognomIQ’s financial statements for both periods presented. Furthermore, none of the significance tests exceed the thresholds outlined in the Commission’s revised guidance under Rule 4-08(g). The results of the significance tests were as follows:

•Asset Test. The Company’s investment in PrognomIQ, represented approximately 2% of the Company’s total assets for each of the periods presented;

•Investment Test. The Company’s investment in PrognomIQ was 0% of the Company’s total assets for each of the periods presented; and

•Income Test. The Company’s share of loss from operations of PrognomIQ was less than 1% and approximately 4% for each for the years ended December 31, 2020 and 2021, respectively. PrognomIQ did not report any revenues in each of the years ended December 31, 2020 and December 31, 2021. Furthermore, the Company’s revenues for each of the fiscal years presented were deemed immaterial, particularly in relation to its loss from operations. Therefore, neither the Company nor PrognomIQ had material revenues for each of the two most recently completed fiscal years presented. As a result, the Company only utilized the pre-tax income (loss) component of this test.

For the above reasons, the Company determined that it was unnecessary to present summarized financial information for PrognomIQ.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

* * *

Please direct any questions with respect to the Company’s responses to me at (650) 453-0921 or dhorn@seer.bio.

Sincerely,

/s/ David Horn

David Horn
Chief Financial Officer

cc: Omid Farokhzad, M.D., Chief Executive Officer, Seer, Inc.
Elona Kogan, General Counsel, Seer, Inc.
Tony Jeffries, Wilson Sonsini Goodrich &Rosati, P.C.
Jonathan Margate, Deloitte & Touche LLP

4